Exhibit 99.1

The Bezeq Era Investors Presentation, November 2015

9 Relative strength Company within the group Internet access 5 Internet Services Internet VAS residential 5 Internet business 5 e-Advertising 5 e-Commerce 5 Date Services 5 ILD 5 Fixed telephony 5 Mobile 5 Multi channel TV 5 Telecom & consumer electronics. 5 Satellite services 5 Eurocom: Israel’s Largest Communications Footprint

BCOM Financials

b·com

The Bezeq Era

Investors Presentation, November 2015



Forward-Looking Statement

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include the factors indicated in our filings with the Securities and Exchange Commission (SEC). For more details, refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F and Current Reports on Form 6-K. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

About BCOM

- B Communications Ltd. is a holding company with a controlling interest (approximately 30.6%) in Bezeq, The Israel Telecommunication Corp. ("Bezeq"), Israel's largest telecommunications provider (TASE: BEZQ).
- BCOM is a subsidiary of Internet Gold and part of the Eurocom Group in Israel. The Company, which was formerly known as 012 Smile Communications, went public on Nasdaq in November 2007.

At A Glance	
Ticker	**BCOM**
Exchange	**NASDAQ & TASE**
Headquarters	**Ramat Gan, Israel**
Stock Price	**$26.98**
52 Week Range	**$13.34-$26.98**
Shares Outstanding	**29.9 Million**
Market Capitalization	**$807 Million**

As of November 18, 2015

Investment Considerations

- Owns a controlling stake in an asset with strong, consistent cash flow generation
- Trades at a significant discount to Net Asset Value
- Third consecutive quarter of dividend announcement as part of Company's commitment to return capital to shareholders
- Decreased net debt from more than NIS 5 billion in April 2010 (when BCOM acquired the controlling interest in Bezeq) to just NIS 2.4 billion as of September 30, 2015
- Pushed out maturities in February 2014 by refinancing debt used to acquire stake in Bezeq through private placement of $800 million of senior secured notes

Dividend Distributions

- In May 2015, the Company's board of directors declared a cash dividend of NIS 67 million (NIS 2.24 per share). The dividend was paid on June 16, 2015.
- In August 2015, the Company's board of directors declared a cash dividend of NIS 22 million (NIS 0.73 per share). The dividend was paid on September 29, 2015.
- On November 19, 2015, the Company's board of directors declared a cash dividend of NIS 38 million (NIS 1.27 per share). The dividend will be paid to all of the Company's shareholders of record at the end of the NASDAQ trading day on December 10, 2015. The payment date will be December 23, 2015.

NAV Breakdown

Data	
No. of BCOM shares	29,889,045
No. of Bezeq shares held by BCOM	843,873,713
Bezeq share price (NIS) @ November 18, 2015	8.64
No. of Bezeq shares	2,757,309,681
Bezeq's market cap (NIS millions)	23,823

BCOM's NAV calculation	NIS Millions
BCOM's share in Bezeq's market cap	7,291
BCOM's net debt*	2,446
BCOM's NAV	**4,845**

Upside over market price	NIS
BCOM's share price according to NAV	162.10
BCOM's share price @ November 18, 2015	105.00
Upside (%)	**54.4%**

* Based on the net finance debt as of September 30,2015.

NAV History



6,000
5,000
4,000
3,000
2,000
1,000
0
(1,000)
(2,000)
(3,000)
2,089
2,778
4,839
Dec 13
Mar 14
Jun 14
Sep 14
Dec 14
Mar 15
Jun 15
Sep 15
Nov 15
BCOM's share in Bezeq's Market Cap
BCOM's Net Debt
BCOM's NAV
BCOM's Market Cap

Experienced, Disciplined Leadership



Shaul Elovitch *
Founder & Chairman
Over 40 years experience building leading communications businesses and other major investments businesses



Doron Turgeman
CEO since 2011 & CFO from 2001 till 2011
20 years experience in management
18 years experience in communications

Proven capabilities in:

- Strategy creation & strategic planning
- Marketing & brand development
- Operational & financial management
- Management of mergers & acquisitions
- Creation of partnerships
- Capital raising: 13 major transactions
  - 2 IPOs – **IGLD** and **BCOM**
  - 10 bond issues
  - $800 million Rule 144A offering

* Chairman of the board of directors of Bezeq and it's subsidiaries

Bezeq and B-Com are ultimately controlled by the Eurocom Group, the most experienced operator in the Israeli telecommunications field

- Eurocom was founded in 1979
- One of Israel's largest holding companies with a strong presence in Israel and a growing international presence
- Owned by Shaul Elovitch, Chairman of the Board of Directors (80% ownership) and Yossef Elovitch, Director (20% ownership)
- Solid financial base and strategic partnerships support growth
- Investments in telecommunications, satellite services, media, consumer electronics, real estate and additional fields



eurocom group
70%
Internet Gold (IGLD)
67%
B Communications (B-Com)
31% control stake
Bezeq
Satellite Services
Space Communications Ltd.
Satcom Sys Ltd.
Telecom Consumer Electronic Products
Eurocom Cellular Communications (Nokia)
Eurocom Digital Communications (Panasonic)
D.M. Engineering Ltd.
Real Estate
Eurocom Real Estate Ltd.
EITAG Ltd.
Investments & Finance
Enlight energy Ltd.
Eurocom Capital Finance Ltd.
★ Traded on TASE ★ Traded on NASDAQ

b·com group

Eurocom: Israel's Largest Communications Footprint

eurocom group

	Relative strength	Company within the group
Internet access	●	bezeq
Internet Services	●	Bezeq International
Internet VAS residential	●	Bezeq International
Internet business	●	bezeq
e-Advertising	●	walla!
e-Commerce	●	וואלה! שופס
Date Services	●	bezeq
ILD	●	Bezeq International
Fixed telephony	●	bezeq
Mobile	●	pelephone
Multi channel TV	●	yes
Telecom & consumer electronics.	●	ZTE中兴, NOKIA, Panasonic, Motorola
Satellite services	●	AMOS, GILAT

Key Milestones for BCOM

From small entrepreneurial business to large holding company

1999 to 2006

- Founded in 1999 under the name Goldtrade, operating in the field of e-commerce, as a subsidiary of IGLD, and as the operator of the e-commerce web site P1000
- In 2004, IGLD increases its holdings in the Company to 100%
- Restructure of IGLD into a holding company owning Smile Communications and Smile Media
- As part of the restructure Goldtrade changes its name to Smile Communications, transfers its e-commerce activities to Smile Media and receives IGLD's communications activities
- Acquisition and merger with 012 Golden Lines to form 012 Smile Communications
- Successful IPO and listing of 012 Smile Communications on NASDAQ and TASE (SMLC)

2007 to 2009

- Continuous organic growth
- Crystallization of the strategy to become a leader in the Israeli telecom market
- Preparation for the next major M&A transaction while examining several opportunities

2010 to 2015

- Sale of legacy 012 Smile Communications assets
- Acquisition of the controlling interest in Bezeq – Israel's telecom market leader
- From April 2010 through September 2015, BCOM decreased its net debt from more than NIS 5 billion to NIS 2.4 billion.
- On February 19, 2014, BCOM announced the completion of an international offering of US$ 800 million senior secured notes that was used to fully refinance the bank and institutional debt that it incurred to acquire its controlling interest in Bezeq.
- Focus on continuous deleveraging and creation of shareholder value

b·com group

Group Structure


Eurocom Group
Private
~70.4%
Free float
~29.6%
Internet Gold Golden Lines
• M.cap (Mil. NIS) - 912
• NAV(2) (Bil. NIS) - 2.4
• Net debt (Mil. NIS) - 816
• Net debt / EBITDA – 4.91
• Listed - TASE, NASDAQ
~66.7%
Free float
~33.3%
BCOM
• M.cap (Bil. NIS) – 3.1
• NAV (3) (Bil. NIS) - 4.8
• Net debt (Bil. NIS) – 2.4
• Net debt / EBITDA – 3.97
• Listed - TASE, NASDAQ
~30.6%
Free float
~69.4%
bezeq
• M.cap (Bil. NIS) – 23.8
• TTM EV/EBITDA (4) - 7.7
• Net debt / EBITDA (4) – 2.09
• Listed - TASE
bezeq
Fixed-line, broadband infrastructure, data com
100%
100%
pelephone
Mobile telephony and data
bezeq on line
Call centre services
100%
100%
Bezeq International
ILD, ISP, enterprise solutions
yes.
Pay-TV (DTH)
100%
100%
Walla!
Internet portal

Source: Company's information, Bezeq's investors' presentation.

(1) All figures are as of September 30, 2015.

(2) IGLD's NAV is defined as value of IGLD's shares according to BCOM's NAV, based on Bezeq stock price as of November 18, 2015, less IGLD's net debt.

(3) BCOM's NAV is defined as value of BCOM's shares according to Bezeq market cap, based on Bezeq stock price as of November 18, 2015, less BCOM's net debt as of September 30.

(4) Bezeq's EV/EBITDA and Net Debt/EBITDA ratios are effected by the full consolidation of Yes financials as of March 26,2015.

b·com group

bezeq

Bezeq, Our Base Asset

Bezeq is Israel's largest telecom group and the most comprehensive infrastructure and service provider

b·com

Bezeq Group

- Market cap: NIS 22.9bn (as of November 18, 2015)
- LTM Revenue: NIS 9.6bn
- LTM Adj. EBITDA[5]: NIS 4.3bn

100%	100%	100%	100%
Fixed-Line *(Telephony, Broadband and Data Transmission)*	**Cellular**	**ISP, ILD and Enterprise**	**Pay-TV (DTH)**
bezeq	*(Pelephone)*	Bezeq International	yes
2.2mm access lines/1.4mm broadband Internet lines **#1 Fixed-Line telephony provider with 65%[1] market share** **#1 Broadband infrastructure provider with 65% market share**	2.6mm subscribers **Among top three incumbent cellular providers with 26% market share**	**Largest ISP with 42% market share[4]** Offering full suite of data transfer, network and ICT solutions for small and large enterprises	638K subscribers **Sole licensed DTH provider in Israel with 43% Pay-TV market share**
LTM Revenue: NIS 4.4bn 46% of total revenues[2] LTM EBITDA: NIS 2.9bn 69% of total EBITDA[3]	LTM Revenue: NIS 3.0bn 31% of total revenues[2] LTM EBITDA: NIS 649mm 15% of total EBITDA[3]	LTM Revenue: NIS 1.6bn 16% of total revenues[2] LTM EBITDA: NIS 370mm 9% of total EBITDA[3]	LTM Revenue: NIS 1.8bn LTM EBITDA:NIS 573mm

Note: LTM results and KPIs as of 3Q '15; Subscriber based market share data as of 3Q '15

[1] Company estimates; Captures private and business sector

[2] Breakdown based on gross revenue (pre elimination of inter-company revenues)

[3] Breakdown based on aggregate EBITDA generated by Bezeq Fixed-Line, Pelephone and Bezeq International (pre elimination of inter-company items)

[4] Company estimates; Based on total broadband Internet infrastructure access services subscribers in the market

[5] Adjusted EBITDA represents profit before income tax, share of loss of equity-accounted investee, financing expenses, net and depreciation and amortization.

Bezeq operates in an attractive macroeconomic environment with unique characteristics

bezeq

The Israeli economy benefits from positive fundamentals as reflected in its A+/A1 (stable)[1] sovereign credit rating

Consistent high GDP growth...



Real GDP (rebased to 100)
Israel
Eurozone
USA
2000-2012 CAGR
+3.4%
+1.0%
+1.7%
2012-2016E CAGR
+3.9%
+0.8%
+2.3%
190
170
150
130
110
90
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2016E

...with strong underlying population growth



% Population growth in Israel
1.8%
1.9%
1.8%
1.9%
1.9%
2.0%
Israel population (mm)
7.6
7.7
7.8
8.0
8.1
8.3
2009
2010
2011
2012
2013
2014

The Israeli telecommunications market is growing alongside the growth in population...



Aggregate mobile, broadband internet and fixed-line telephony lines ('000s) 2
1,818
1,879
1,940
2,007
2,077
9,411
9,372
9,616
9,682
10,020
3,453
3,543
3,514
3,508
3,499
2010A
2011A
2012A
2013A
2014A
Total fixed line subscribers
Total mobile subscribers
Total broadband subscribers

...and Bezeq is the largest player in the market with the largest revenue share



% of total market revenue
Partner Group, 18%
Bezeq Group, 45%
Cellcom Group, 19%
HOT, 17%

Total 2014 revenue: $6.1bn[3]

- Duopoly in infrastructure market with Bezeq and HOT as sole owners of fixed-line infrastructure
- High penetration and usage rates across all telecommunications services
- Technology driven market with rapid adoption rate of new technologies
- Strong brand appreciation and loyalty with high premium
- Relatively young population

Source: EIU; Israel Central Bureau of Statistics; Company data; Public filings for competitors' data
[1] Indicates credit rating and outlook by S&P / Moody's
[2] Mobile subscribers based on total UMTS subscribers for all MNOs; Broadband internet subscribers based on Bezeq and HOT subscribers; Fixed-Line telephony lines based on Bezeq, HOT, Cellcom, Partner and other operators
[3] Based on aggregate revenues of the 4 largest telecom groups: Bezeq (incl. YES), HOT, Cellcom and Partner; USD/NIS conversion based on exchange rate of 3.889 as of December 31, 2014

Bezeq is the historical incumbent and since its privatization in 2005 has been controlled under a Control Permit attached to the 30% stake

History and milestones

- **1984**: Bezeq begins operating as a governmental company responsible for all communications services in Israel
- **1990**: Listing on the TASE
- **2005**:
  - Privatization of Bezeq
  - Apax-Saban-Arkin consortium purchases the control stake for NIS 4.2bn
- **2009**:
  - Bezeq launches the NGN network
  - Pelephone launches High Speed GSM+ network
  - Board approves dividend policy of 100% of net income
- **2010**: B-Com acquires the control stake from Apax-Saban-Arkin for NIS 6.5bn
- **2012**: Bezeq International launches its submarine cable
- **2013**:
  - Stella Handler appointed CEO of Bezeq (Fixed-Line)
  - FTTH/FTTB deployment underway (BFIBER)
- **2014**:
  - Fiber deployment reached 1,000,000 households
  - Pelephone launches High Speed 4G services
  - Wholesale regulation approved

Control permit

- Control in Bezeq is held by holders of a pre-approved permit from the Israeli Prime Minister and the Ministry of Communications ("Control Permit")
- Only a party that holds a Control Permit may exercise its holdings in such a manner as to direct the activities of Bezeq
- B-Com is the only shareholder that has a permit to direct the activities of Bezeq
- B-Com has nominated all of the members of Bezeq's board of directors who were elected by shareholders[1]
- B-Com consolidates Bezeq's financial statements based on its de-facto control of Bezeq

Source: Company information

[1] Excluding employee representatives on the Board whose nominations require the prior approval of our ultimate controlling shareholder, Mr. Shaul Elovitch, as chairman of Bezeq's Board of Directors, pursuant to Bezeq's collective bargaining agreement

Bezeq's leading position is supported by its fully owned advanced network infrastructure and technology across all lines of business

Bezeq Fixed-Line

Bfiber

- **Extended optical fiber deployment underway – Bfiber (FTTH/FTTB)**
  - Fiber rollout is on track to reach 1,300,000 households by end of 2015
  - The only fixed-line company with a nationwide fiber network
  - Implementing VDSL and vectoring technologies

BNGN

- Highly advanced nationwide NGN network that has led to impressive achievements
  - Average speed among Bezeq subscribers has increased from 24.0 Mbps in Q3 2014 to 36.7 Mbps in Q3 2015

Pelephone

- Fast and advanced network
  - **Rolling out High Speed 4G network , using LTE technology.**
  - **In 2015 majority of the population will enjoy 4G coverage**
  - Covers substantially all of Israel with 2 switch farms connected to approximately 2,200 sites
  - The network performances expected to upsurge following the LTE frequency tender

HIGH SPEED 4G

Bezeq International

- Advanced infrastructure following the launch of submarine cable in 2012 ("Jonah")



Marseille
Rome
Bari
Palermo
Catania
Sofia
Istanbul
Thessalonica
Athens
Chania
Cypru
s
Israel
Haif
a
Tel-Aviv
Jordan
Jonah cable
Ariel cable

YES

- **Pioneer in HD broadcasting, advanced set-top box combining PVR, VOD & HD, and streamer**
- **Leader in value added services based on Hybrid satellite-IP platform and Progressive Download technology**
  - Launched "yes Multiroom" service (first in Israel)
  - Recently launched "yes Go" - TV Everywhere service (first in Israel)



yes GO



yes VOD

Bezeq Fixed-Line is the leading company in Telephony, Broadband and Data Transmission Services

Bezeq has been consistently increasing its market share in the broadband infrastructure market...



Bezeq market share (%)
60.3%
62.9%
65.7%
67.6%
Growth in Bezeq broadband subs (000's)
Growth in total broadband market subs (000's)
58
61
94
67
101
70
84
51
2012A
2013 A
2014 A
9M 2015A

...and broadband ARPU[1] continues to increase and drive revenues



Broadband revenues (NIS mm)
1,166
1,287
1,394
1,519
'12- 3Q '15 LTM CAGR: 10.1%
ARPU (NIS)
81
84
84
87
HOT's ARPU
62
72
62
51
2012A
2013A
2014A
LTM Sep 15

Since 2012 the number of telephony lines has decreased moderately and remained meaningful...



Bezeq access lines (000's)
2,268
2,216
2,205
2,193
2012A
2013A
2014A
3Q 2015A

...and the decline which characterized 2012-2013 has abated during 2014 and nearly stopped



Bezeq access lines net adds (000's)
-9
0
0
3
-4
-11
2Q 14A
3Q 14A
4Q 14A
1Q 15A
2Q 15A
3Q 15A

Source: Company data and competitors' public filings

[1] Average revenue per user not including revenues from data communications and transmissions services, internet services, services to communications providers, and contract and other services. Based on average subscribers for the period.

Pelephone presents the smallest net subscriber loss

Pelephone emerged with high ARPU following the turmoil in the Israeli mobile market…



ARPU by operator (in NIS)
Pelephone
Cellcom
Partner
'12 – 3Q'15 change
New MNOs enter the market
97
95
86
83
78
75
69
70
65
65
65
65
(28.4%)
(25.0%)
(26.8%)
2012A
2013A
2014A
1Q 15A
2Q 15A
3Q 15A

…recording the smallest net subscriber loss over the period…



Subs (000's)
Partner
Cellcom
Pelephone
'13 – Q3'15 change
2,642
2,586
2,565
2,566
2,569
3,092
2,967
2,885
2,848
2,832
2,956
2,837
2,774
2,747
2,740
(73k subs)
(260k subs)
(216k subs)
2013A
2014A
Q1 15A
Q2 15A
Q3 15A

…and by implementing efficiencies that led to improved cost base…



Pelephone Opex ¹ (NIS mm)
3,576
3,201
2,970
2,792
2012A
2013A
2014A
LTM Sep 2015

…it was able to support high EBITDA margins relative to peers



EBITDA margin of total mobile revenues (%)
Pelephone
Cellcom
Partner
'12 – 9M '15 change
32%
30%
28%
27%
22%
26%
26%
21%
21%
19%
(11p.p.)
(10p.p.)
(15p.p.)
2012A
2013A
2014A
9M 2015

Source: Company data and competitors' public filings
[1] Calculated as total revenues less operating profit

Bezeq International is the leading ISP, ILD and business solutions provider

The ISP market has been growing consistently with the broadband infrastructure market...



Total broadband infrastructure subs (000's)
1,940
3.5%
2,007
3.4%
2,075
3.1%
2,140
2012A
2013A
2014A
Sep 2015

...and Bezeq International has been outgrowing peers and successfully increasing its market share in the ISP market



Bezeq international ISP market share (%)
37.5%
38.9%
40.6%
42.0%
2011A
2012A
2013A
2014A

ISP, ICT and data are Bezeq International's growth engines...



% of total Bezeq International revenues
71.4%
72%
73.7%
ISP, ICT and data revenues¹ (NIS mm)
957
1,032
1,109
2012A
2013A
2014A

...offsetting decline in ILD and allowing it to maintain overall stable EBITDA level and margin despite competition



EBITDA margin (%)
26.5%
24.9%
24.1%
23.6%
Bezeq International EBITDA (NIS mm)
350
357
362
370
2012A
2013A
2014A
LTM Sep 2015

Source: Company data and competitors' public filings
[1] Total revenues excluding ILD revenue

YES (Multi Channel Satellite TV - DTH) presents sustained growth in market share

YES's unparalleled content offering continues to be a key differentiator vs. HOT...

- 8 wins in "docaviv festival" 2014
- 47 wins in the 2014 Emmy awards (films, series and Documentaries films)
- 7 out of the 10 most watched series in the US are broadcasted on yes.



Which company broadcast the best content?[1]



yes
HOT

...while maintaining stable ARPU despite premium pricing

YES ARPU (NIS)



233
234
232
230
232
2013A
2014A
1Q 15A
2Q 15A
3Q 15A

Growth in subscribers and market share continues...

YES Market share %: 41% | 41.2% | 42% | 42% | 42.8% | 43.3%

Net growth in Pay-TV market (000's subs)



YES
HOT
6
(3)
6
2
10
(12)
9
(9)
2
(7)
4
(8)
1
(10)
Q1 2014A
Q2 2014A
Q3 2014A
Q4 2014A
Q1 2015A
Q2 2015A
Q3 2015A

Source: Company data and competitors' public filings
[1] According to TNS Israel, September 2014, conducted at yes's request

Bezeq Financials
(NIS Millions)

Revenues



10,278
9,563
9,055
2012
2013
2014

EBITDA



43.6%
43.2%
49.8%
4,477
4,130
4,507
2012
2013
2014

Net income attributable to shareholders



1,861
1,771
2,111
2012
2013
2014

Free cash flow *



2,779
3,236
2,751
2012
2013
2014

Source : Bezeq's press release

* Free cash flow is defined as cash flows from operating activities less net payments for investments

Bezeq's Dividend Policy

distribution of 100% of its net income on a semi-annual basis

Dividend Yield from 2006 to 2015



Bezeq Group Dividends by Year (NIS MM)
Dividend yield (%)
Dividend
Dividend Yield
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
10.50%
16.10%
9.10%
9.80%
14.90%
13.40%
21.90%
19.40%
12.30%
9.30%
1,600
1,800
1,060
1,514
1,941
3,733
1,000
2,155
1,000
2,071
1,000
1,830
2,069
1,777
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015*
Special Dividend
Dividend
Dividend Yield

Source: Bezeq

* Dividend Yield is based on average market cap during the period

- Based on its ownership interest, BCOM will receive ~ 31% of Bezeq's annual dividends
- Since 2006, Bezeq has paid over NIS 24.5 billion (US$ 6.3 billion) in dividends

BCOM
Financials

BCOM Solo P&L
(NIS Millions)

BCOM's Prfit & Loss	Q4/2014	Q1/2015	Q2/2015	Q3/2015
G&A expenses	(1)	(2)	(2)	(2)
Tax expenses	(12)	-	-	-
Financing income (expenses), net	1	(65)	(85)	(59)
Total expenses	**(12)**	**(67)**	**(87)**	**(61)**
Interest in Bezeq's net income	128	143	148	125
PPA amortization, net	(39)	(28)	(40)	(26)
Net income	**77**	**48**	**21**	**38**

BCOM's Cash Position

As of September 30, 2015, BCOM's unconsolidated liquidity balances totaled NIS 1.2 billion and its unconsolidated total financial liabilities totaled NIS 3.6 billion.

BCOM's Unconsolidated Balance Sheet Data(1)
As of September 30, 2015

	NIS millions
Financial liabilities	
Senior Secured Notes	2,821
Series B Debentures	700
Tax liability	99
Total	**3,620**
Liquidity balances	
Lockbox account	423
Unrestricted Cash	465
Dividend receivable (2)	286
Total	**1,174**

(1) Does not include the balance sheet of Bezeq.
(2) The dividend was received by BCOM on October 26, 2015.

BCOM Solo- Assets
(NIS millions)

Statements of Financial Position	December 31, 2014	September 30, 2015
	Audited	Unaudited
Assets		
Cash and cash equivalents	118	301
Investments including derivatives	879	873
Other receivables	178	210
Total current assets	**1,175**	**1,384**
Investments in investee	3,724	3,499
Total non-current assets	**3,724**	**3,499**
Total assets	**4,899**	**4,883**

BCOM Solo - Liabilities
(NIS millions)

Statements of Financial Position	December 31, 2014	September 30, 2015
	Audited	Unaudited
Liabilities		
Short-term debentures	-	176
Other payables	102	159
Total current liabilities	**102**	**335**
Other liabilities	85	21
Debentures	3,751	3,550
Total non-current liabilities	**3,836**	**3,571**
Total liabilities	**3,938**	**3,906**
Total equity	**961**	**977**
Total liabilities and equity	**4,899**	**4,883**

BCOM During Last 21 Months

	January 1, 2014	September 30, 2015
BCOM's share in Bezeq's market cap (NIS Billions)	4.97	7.29
Net Financial Debt (NIS Billions)(1)	2.74	2.45
NAV (NIS Billions)(2)	2.23	4.84
Debt Weighted Duration (In years)	2.77	4.50
LTV (3)	55.1%	33.6%
Local rating of Series B Debentures	A2	A1
Series B Debentures YTM	4.13%	1.22%
Senior Secured Notes YTM (4)	7.38%	5.42%
Total Liquidity (NIS Billions)	0.66	1.17
Scheduled 12M Principal and Interest Payments (NIS Millions)	505	446

(1) Net financial debt reported at December 31, 2014 and September 30, 2015.

(2) NAV is calculated as BCOM's share in Bezeq's market cap minus its Net Financial debt.

(3) LTV is calculated as BCOM's Net Financial debt divided by its share in Bezeq's market cap.

(4) YTM as of February 18, 2014 and as of November 18, 2015.

(5) Debt coverage ratio is calculated as dividends received by BCOM in TTM divided by scheduled interest and principal payments (excluding early repayments).

BCOM's Debt Repayment Schedule (NIS millions)


3,000
2,500
2,000
1,500
1,000
500
-
277
46
231
448
217
231
436
205
231
425
194
231
413
182
231
231
231
2,842
2,842
2015
2016
2017
2018
2019
2020
2021
Senior Secured Notes
Series B Debentures

• All amounts include future estimated interest payments

Reduction in BCOM's Net Debt
From the Bezeq acquisition until September 2015
(NIS Millions)


1,400
400
(600)
(1,600)
(2,600)
(3,600)
(4,600)
(5,600)
30/06/10
30/09/10
31/03/11
30/09/11
31/03/12
30/09/12
31/03/13
30/09/13
31/03/14
30/09/14
31/03/15
30/09/15
(4,428)
(2,446)
Liquidity
Dividend receivable
Bank and institutional debt
Debentures
Other
Tax liability
Net financial debt

Notes Repurchase Program

- On August 10, 2014 the Company's Board of Directors has approved the buyback of up to $50 million of its Notes.

- Through November 19, 2015, the Company purchased $27 million par value of the notes.

b·com

The Bezeq Era

Thank you

